

November 14, 2014

Via E-mail
John C. Popeo
Treasurer and Chief Financial Officer
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

  Re: Select Income REIT
     Registration Statement on Form S-4
     Filed October 17, 2014
     File No. 333-199445

Dear Mr. Popeo:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any non-public information, including board books, financial forecasts, and projections, presented to the board and/or the independent directors or trustees of Select Income REIT or Cole Corporate Income Trust, Inc. by their respective management and financial advisors in connection with the proposed transaction.

Summary, page 12

2. Refer to the Schedule TO filed by CMG Partners, LLC and affiliates on November 4, 2014, as amended. Please revise your disclosure to address the offer. Ensure that disclosure included in the proxy statement/prospectus is consistent with disclosure that

will be included in Cole Corporate Income Trust, Inc.'s recommendation statement on Schedule 14d-9.

3.   Please include a description of the material transaction fees that have been and will be incurred in connection with this transaction. Please clarify which fees are contingent on approval and consummation of the merger.

4.   Please include a discussion as the tax consequences of the healthcare properties purchase and sale, or tell us why you believe such disclosure is not material. Please provide similar disclosure in the "Material United States Federal Income Tax Considerations" section starting on page 155.

Recent Developments, page 27

5.   Please update your disclosure under this heading to reference the pending tender offer by CMG Partners, LLC and affiliates for up to 2,000,000 shares of CCIT.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 31

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 35

(2) The Merger and Related Transactions, page 35

6.   Please revise your disclosure to discuss how you determined fair value of the assets acquired and liabilities assumed. Additionally, please revise your disclosure to clarify if you considered bargain renewal options periods in your valuation of below market lease liabilities.

(3) Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet Adjustments, page 37

7.   We note your adjustments (A) and (B), please narratively clarify that the aggregate of these two columns is consistent with the net purchase price allocation provided in note (2).

8.   Please revise your description of your adjustment (C) to explain the $7.9 million adjustment to deferred financing costs.

(4) Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income, page 40

9.   We note your adjustment for interest expense in column (E). Please clarify for us and in your filing the nature of the $4.6 million increase in mortgage interest.

10.   We note your adjustment for interest expense in column (E). Please revise your disclosure to also disclose the applicable amounts for the six months ended June 30, 2014.

11.   We note your footnote (2) to adjustment (G). Please revise to disclose the amount of these fees.

Property Portfolio Information, page 70

Combined Company, page 70

12.   We refer to footnote 3 to the series of tables beginning on page 70. Please revise to clarify whether tenant concessions are reflected in annualized rental revenue and explain briefly how you estimated recurring expense reimbursements. To the extent tenant concessions are not reflected in annualized rental revenue, please revise to include footnote disclosure quantifying such concessions.

The SIR Special Meeting, page 82

13.   Please confirm that shareholder approval is not required for the Healthcare Properties Sale or advise.

The Merger, page 91

Background of the Merger and the Related Transactions, page 91

14.   We refer to the April 15, 2014 meeting at which representatives from Wells Fargo Securities discussed with CCIT's board of director potential strategic options for CCIT. We note that the CCIT board determined to move forward with a targeted third party solicitation process. Please discuss in greater detail why the other strategic options presented by Wells Fargo Securities were not pursued, and why the board felt that a third party solicitation process was in the best interests of CCIT shareholders at that time.

15.   We note the disclosure on page 100 regarding discussions concerning the sale of the Healthcare Properties. Please revise to describe any discussions proposing such sale and relating to SIR's decision not to absorb those properties in the merger.

16.   Please discuss whether each respective board believes that the transaction or consideration is fair form a financial point of view.

Opinion of SIR's Financial Advisor Regarding the Merger, page 113

17.   We note that UBS's opinions were delivered on August 30, 2014. Please disclose whether any material changes in Select Income REIT's or Cole Corporate Income Trust,

Inc.'s operations, performance, or in any of the projections or assumptions upon which UBS based its opinions have occurred since the delivery of the opinion or that are anticipated to occur before the Select Income REIT shareholder meeting.

Selected Public Companies Analysis, Page 116

18.   Please disclose in more detail the criteria used to select the public companies used. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Please provide similar disclosure in the "Selected Precedent Transactions Analysis" section on page 117, the "Selected Public Companies Analysis" section on page 123, and the "Selected Precedent Transactions Analysis" on page 124.

19.   Please revise your disclosure to clarify how estimated FFO and AFFO values of comparable companies were calculated, including whether the FFO values were all calculated in accordance with the NAREIT FFO definition. Please include similar disclosure in the "Selected Public Companies Analysis" section starting on page 123 as well as throughout the registration statement when providing comparable company analysis.

Discounted Cash Flow Analysis — CCIT Standalone, including Potential Net Synergies, page 118

20.   Please discuss in greater detail the assumptions used in this discounted cash flow analysis. Please provide similar disclosure in the "Discounted Cash Flow Analysis — SIR Standalone" section on page 118.

Opinion of SIR's Financial Advisor Regarding the Healthcare Properties Sale – Miscellaneous, page 125

21.   Please disclose the amount of compensation UBS has received from Select Income REIT, Cole Corporate Income Trust, Inc., and their respective affiliates in the last two years for the services disclosed in this section or advise.

Opinions of CCIT's Financial Advisors – Wells Fargo Securities, LLC, page 129

22.   We note that Wells Fargo's opinion was delivered on August 30, 2014. Please disclose whether any material changes in Select Income REIT's or Cole Corporate Income Trust, Inc.'s operations, performance, or in any of the projections or assumptions upon which Wells Fargo based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the Cole Corporate Income Trust, Inc. stockholder meeting.

CCIT Financial Analyses, Page 133

23.   We note your disclosure that the term "'implied per share Merger Consideration' refers to $10.50 per share based on the cash portion of the Merger Consideration, taking into account both the Minimum Cash Consideration Number and the Maximum Cash Consideration Number, and the implied value of the Share Consideration utilizing the 0.360x exchange ratio and the closing price of SIR Common Shares of $27.90 per share on August 29, 2014." Please clarify how this number takes into account the implied value of the Share Consideration.

Selected Publicly Traded Companies Analysis, page 134

24.   Please disclose in more detail the criteria used to select the public companies used. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Please provide similar disclosure in the "Selected Precedent Transactions Analysis" section on page 134, and the "Selected Publicly Traded Companies Analysis" section on page 136.

General, Page 137

25.   Please disclose the amount of compensation Wells Fargo has received from Cole Corporate Income Trust, Inc., Select Income REIT, and their respective affiliates in the last two years for the services disclosed in this section or advise.

Opinions of CCIT's Financial Advisors -- Hentschel & Company, LLC, page 138

26.   We note that Hentschel & Company's opinion was delivered on August 30, 2014. Please disclose whether any material changes in Select Income REIT's or Cole Corporate Income Trust, Inc.'s operations, performance, or in any of the projections or assumptions upon which Hentschel & Company based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the Cole Corporate Income Trust, Inc. stockholder meeting.

Comparable Company Analysis, page 141

27.   Please disclose in more detail the criteria used to select the public companies used. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Please provide similar disclosure in the "Precedent Transactions Analysis" section on page 143, and the "Comparable Company Analysis" section on page 145.

Discounted Cash Flow Analysis, page 144

28.   Please discuss in greater detail the assumptions used in this discounted cash flow analysis. Please provide similar disclosure in the "Discounted Cash Flow Analysis" section on page 146.

Material United States Federal Income Tax Consideration, page 155

29.   Please confirm for us that you will file all tax opinions prior to the registration statement being declared effective. If you are not in a position to file the tax opinions with your next amendment, please file drafts of such opinions so that we may review them.

The Merger Agreement – Consideration to be Received in the Merger, page 181

30.   Please include disclosure as to the aggregate minimum and maximum cash consideration and stock consideration payable by you in connection with the merger. Please also provide examples of the consideration a Cole Corporate Income Trust shareholder will receive for one share of CCIT should no CCIT shareholders elect to receive the cash consideration and should all CCIT shareholders elect to receive cash consideration.

Funding of the Transaction, page 183

31.   Please state, if true, that the merger will not cause a default under your existing credit facility.

Signatures

32.   Please identify your principal executive officer with your next filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at 202-551-3207 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel